Exhibit 99.1

Atour Lifestyle Holdings Limited Reports Fourth Quarter and Full Year 2024 Unaudited Financial Results

•	A total of 1,619 hotels, or 183,184 hotel rooms, in operation as of December 31, 2024.

•	Net revenues for the fourth quarter of 2024 increased by 38.5% to RMB2,084 million (US$286 million), compared with RMB1,505 million for the same period of 2023. Net revenues for the full year of 2024 increased by 55.3% to RMB7,248 million (US$993 million), compared with RMB4,666 million for the full year of 2023.

•	Net income for the fourth quarter of 2024 increased by 50.5% to RMB331 million (US$45 million), compared with RMB220 million for the same period of 2023. Net income for the full year of 2024 increased by 72.2% to RMB1,273 million (US$174 million), compared with RMB739 million for the full year of 2023.

•	Adjusted net income (non-GAAP)[1] for the fourth quarter of 2024 increased by 49.9% to RMB333 million (US$46 million), compared with RMB222 million for the same period of 2023. Adjusted net income (non-GAAP)[1] for the full year of 2024 increased by 44.6% to RMB1,306 million (US$179 million), compared with RMB903 million for the full year of 2023.

•	EBITDA (non-GAAP)[2] for the fourth quarter of 2024 increased by 77.2% to RMB440 million (US$60 million), compared with RMB248 million for the same period of 2023. EBITDA (non-GAAP)[2] for the full year of 2024 increased by 66.8% to RMB1,739 million (US$238 million), compared with RMB1,043 million for the full year of 2023.

•	Adjusted EBITDA (non-GAAP)[3] for the fourth quarter of 2024 increased by 76.5% to RMB443 million (US$61 million), compared with RMB251 million for the same period of 2023. Adjusted EBITDA (non-GAAP)[3] for the full year of 2024 increased by 46.8% to RMB1,772 million (US$243 million), compared with RMB1,207 million for the full year of 2023.

SHANGHAI, China, March 25, 2025 -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter and Full Year 2024 Operational Highlights

As of December 31, 2024, there were 1,619 hotels with a total of 183,184 hotel rooms in operation across Atour’s hotel network, representing rapid increases of 33.8% and 32.8% year-over-year in terms of the number of hotels and hotel rooms, respectively. As of December 31, 2024, there were 741 manachised hotels under development in our pipeline.

1 Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expenses.

2 EBITDA (non-GAAP) is defined as earnings before interest income, interest expense, income tax expense and depreciation and amortization.

3 Adjusted EBITDA (non-GAAP) is defined as EBITDA excluding share-based compensation expenses.

The average daily room rate4 (“ADR”) was RMB420 for the fourth quarter of 2024, compared with RMB438 for the same period of 2023 and RMB456 for the third quarter of 2024. The ADR for the full year of 2024 was RMB437, compared with RMB464 for the full year of 2023.

The occupancy rate4 was 77.0% for the fourth quarter of 2024, compared with 78.4% for the same period of 2023 and 80.3% for the third quarter of 2024. The occupancy rate for the full year of 2024 was 77.4%, compared with 77.8% for the full year of 2023.

The revenue per available room4 (“RevPAR”) was RMB337 for the fourth quarter of 2024, compared with RMB358 for the same period of 2023 and RMB380 for the third quarter of 2024. The RevPAR for the full year of 2024 was RMB351, compared with RMB377 for the full year of 2023.

The GMV5 generated from our retail business was RMB912 million and RMB2,592 million for the fourth quarter and full year of 2024, representing increases of 84.5% and 127.7% year-over-year, respectively.

“In 2024, guided by the vision of “Chinese Experience, 2,000 Premier Hotels,” we achieved dual improvements in both business scale and operational excellence, driving robust performance growth” said Mr. Haijun Wang, Founder, Chairman and CEO of Atour. “Fueled by strong momentum in both our hotel and retail businesses, we continued to strengthen our brand presence and expand our hotel network, setting new records in both new hotel openings and signings for the year. Notably, Atour 4.0 further solidified its leadership in the upper midscale segment, while Atour Light 3.0 reached a significant milestone, surpassing 100 hotels in operation. Meanwhile, driven by increasing brand recognition and expanding product offerings, Atour Planet’s full potential is steadily unlocking. Atour’s retail business delivered remarkable results, with its full year GMV surging by 127.7% year-over-year to RMB2.59 billion.

“Looking ahead to 2025, we will continue to fortify our core capabilities, elevate our brand influence, and further deepen the synergy between our accommodation and retail sectors. By amplifying our position as the industry benchmark for the ‘Chinese Experience,’ we will propel the Group’s sustained, long-term growth while achieving our expansion goals,” concluded Mr. Wang.

4 Excludes hotel rooms that were previously requisitioned by the government for quarantine needs in response to the COVID-19 outbreak or otherwise became unavailable due to temporary hotel closures. From the third quarter of 2023, no hotels were requisitioned for quarantine needs. ADR and RevPAR are calculated based on tax-inclusive room rates.

“ADR” refers to the average daily room rate, which means room revenue divided by the number of rooms in use for a given period;

“Occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;

“RevPAR” refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period.

5 “GMV” refers to gross merchandise value, which is the total value of confirmed orders placed and paid for by our end customers with us or our franchisees, as the case may be, and sold as part of our retail business, where the ordered products have been dispatched, regardless of whether they are delivered or returned, calculated based on the prices of the ordered products net of any discounts offered to our end customers.

Fourth Quarter and Full Year 2024 Unaudited Financial Results

(RMB in thousands)	Q4 2023	Q4 2024	FY 2023	FY 2024
Revenues:
Manachised hotels	851,216	1,106,451	2,705,609	4,148,752
Leased hotels	195,020	164,050	840,044	701,963
Retail	412,226	765,169	971,931	2,198,198
Others	46,756	48,340	148,383	199,019
Net revenues	1,505,218	2,084,010	4,665,967	7,247,932

Net revenues. Our net revenues for the fourth quarter of 2024 increased by 38.5% to RMB2,084 million (US$286 million) from RMB1,505 million for the same period of 2023. The increase was mainly driven by the growth in manachised hotel and retail businesses.

For the full year of 2024, net revenues increased by 55.3% to RMB7,248 million (US$993 million) from RMB4,666 million for the full year of 2023.

•	Manachised hotels.

Revenues from our manachised hotels for the fourth quarter of 2024 increased by 30.0% to RMB1,106 million (US$152 million) from RMB851 million for the same period of 2023. The increase was primarily driven by our ongoing hotel network expansion and the growth of our supply chain business. The total number of our manachised hotels increased from 1,178 as of December 31, 2023 to 1,593 as of December 31, 2024.

Revenues from our manachised hotels for the full year of 2024 increased by 53.3% to RMB4,149 million (US$568 million) from RMB2,706 million for the full year of 2023.

•	Leased hotels.

Revenues from our leased hotels for the fourth quarter of 2024 decreased by 15.9% to RMB164 million (US$22 million) from RMB195 million for the same period of 2023. The decrease was primarily due to the decrease in the number of leased hotels as a result of our product mix optimization. The total number of our leased hotels decreased from 32 as of December 31, 2023 to 26 as of December 31, 2024.

Revenues from our leased hotels for the full year of 2024 decreased by 16.4% to RMB702 million (US$96 million) from RMB840 million for the full year of 2023.

•	Retail.

Revenues from retail for the fourth quarter of 2024 increased by 85.6% to RMB765 million (US$105 million) from RMB412 million for the same period of 2023. The increase was driven by widespread recognition of our retail brands and effective product innovation and development as we successfully broadened our product offerings.

Revenues from retail for the full year of 2024 increased by 126.2% to RMB2,198 million (US$301 million) from RMB972 million for the full year of 2023.

•	Others.

Revenues from others for the fourth quarter of 2024 increased by 3.4% to RMB48 million (US$7 million) from RMB47 million for the same period of 2023.

Revenues from others for the full year of 2024 increased by 34.1% to RMB199 million (US$27 million) from RMB148 million for the full year of 2023.

(RMB in thousands)	Q4 2023	Q4 2024	FY 2023	FY 2024
Operating costs and expenses:
Hotel operating costs	(733,208)	(794,039)	(2,240,890)	(3,108,158)
Retail costs	(232,041)	(385,576)	(513,326)	(1,083,709)
Other operating costs	(30,671)	(16,966)	(72,543)	(44,524)
Selling and marketing expenses	(206,913)	(355,112)	(469,595)	(972,863)
General and administrative expenses	(105,434)	(102,470)	(451,470)	(352,590)
Technology and development expenses	(22,300)	(46,644)	(77,288)	(134,017)
Total operating costs and expenses	(1,330,567)	(1,700,807)	(3,825,112)	(5,695,861)

Operating costs and expenses for the fourth quarter of 2024 were RMB1,701 million (US$233 million), including RMB2 million share-based compensation expenses, compared with RMB1,331 million, including RMB2 million share-based compensation expenses for the same period of 2023.

Operating costs and expenses for the full year of 2024 were RMB5,696 million (US$780 million), including RMB33 million share-based compensation expenses, compared with RMB3,825 million, including RMB164 million share-based compensation expenses for the full year of 2023.

•	Hotel operating costs for the fourth quarter of 2024 were RMB794 million (US$109 million), compared with RMB733 million for the same period of 2023. The increase was mainly due to the increase in variable costs, such as supply chain costs, associated with our ongoing hotel network expansion. Hotel operating costs accounted for 62.5% of manachised and leased hotels’ revenues for the fourth quarter of 2024, compared with 70.1% for the same period of 2023. The decrease was primarily due to the decrease in the number of leased hotels as a result of our product mix optimization.

Hotel operating costs for the full year of 2024 were RMB3,108 million (US$426 million), compared with RMB2,241 million for the full year of 2023. Hotel operating costs accounted for 64.1% of manachised and leased hotels’ revenues for the full year of 2024, compared with 63.2% for the full year of 2023.

•	Retail costs for the fourth quarter of 2024 were RMB386 million (US$53 million), compared with RMB232 million for the same period of 2023. The increase was associated with the rapid growth of our retail business. Retail costs accounted for 50.4% of retail revenues for the fourth quarter of 2024, compared with 56.3% for the same period of 2023. The decrease was attributable to the increasing contribution from higher-margin products.

Retail costs for the full year of 2024 were RMB1,084 million (US$148 million), compared with RMB513 million for the full year of 2023. Retail costs accounted for 49.3% of retail revenues for the full year of 2024, compared with 52.8% for the full year of 2023.

•	Other operating costs for the fourth quarter of 2024 were RMB17 million (US$2.3 million), compared with RMB31 million for the same period of 2023.

Other operating costs for the full year of 2024 were RMB45 million (US$6.1 million), compared with RMB73 million for the full year of 2023.

•	Selling and marketing expenses for the fourth quarter of 2024 were RMB355 million (US$49 million), compared with RMB207 million for the same period of 2023. The increase was mainly due to our enhanced investment in brand recognition and the effective development of online channels, aligned with the growth of our retail business. Selling and marketing expenses accounted for 17.0% of net revenues for the fourth quarter of 2024, compared with 13.7% for the same period of 2023.

Selling and marketing expenses for the full year of 2024 were RMB973 million (US$133 million), compared with RMB470 million for the full year of 2023. Selling and marketing expenses accounted for 13.4% of net revenues for the full year of 2024, compared with 10.1% for the full year of 2023.

•	General and administrative expenses for the fourth quarter of 2024 were RMB102 million (US$14 million), including RMB2 million share-based compensation expenses, compared with RMB105 million, including RMB2 million share-based compensation expenses for the same period of 2023. General and administrative expenses, excluding share-based compensation expenses, accounted for 4.8% of net revenues for the fourth quarter of 2024, compared with 6.8% for the same period of 2023.

General and administrative expenses for the full year of 2024 were RMB353 million (US$48 million), including RMB24 million share-based compensation expenses, compared with RMB451 million, including RMB162 million share-based compensation expenses for the full year of 2023. General and administrative expenses, excluding share-based compensation expenses, accounted for 4.5% of net revenues for the full year of 2024, compared with 6.2% for the full year of 2023.

•	Technology and development expenses for the fourth quarter of 2024 were RMB47 million (US$6 million), compared with RMB22 million for the same period of 2023. The increase was mainly attributable to our increased investments in technology systems and infrastructure to support our expanding hotel network and retail business and improve customer experience. Technology and development expenses accounted for 2.2% of net revenues for the fourth quarter of 2024, compared with 1.5% for the same period of 2023.

Technology and development for the full year of 2024 expenses were RMB134 million (US$18 million), compared with RMB77 million for the full year of 2023. Technology and development expenses accounted for 1.8% of net revenues for the full year of 2024, compared with 1.7% for the full year of 2023.

Other operating income, net for the fourth quarter of 2024 was RMB31 million (US$4.2 million), compared with RMB40 million income for the same period of 2023. For the full year of 2024, other operating income was RMB70 million (US$9.6 million), compared with RMB83 million income for the full year of 2023.

Income from operations for the fourth quarter of 2024 was RMB414 million (US$57 million), compared with RMB214 million for the same period of 2023. For the full year of 2024, income from operations was RMB1,622 million (US$222 million), compared with RMB924 million for the full year of 2023.

Income tax expense for the fourth quarter of 2024 was RMB104 million (US$14 million), compared with RMB17 million for the same period of 2023. For the full year of 2024, income tax expense was RMB446 million (US$61 million), compared with RMB243 million for the full year of 2023.

Net income for the fourth quarter of 2024 was RMB331 million (US$45 million), representing an increase of 50.5% compared with RMB220 million for the same period of 2023. For the full year of 2024, net income was RMB1,273 million (US$174 million), representing an increase of 72.2% compared with RMB739 million for the full year of 2023.

Adjusted net income (non-GAAP) for the fourth quarter of 2024 was RMB333 million (US$46 million), representing an increase of 49.9% compared with RMB222 million for the same period of 2023. For the full year of 2024, adjusted net income (non-GAAP) was RMB1,306 million (US$179 million), representing an increase of 44.6% compared with RMB903 million for the full year of 2023.

Basic and diluted income per share/American depositary share (ADS). For the fourth quarter of 2024, basic income per share was RMB0.80 (US$0.11), and diluted income per share was RMB0.79 (US$0.11). For the fourth quarter of 2024, basic income per ADS was RMB2.40 (US$0.33), and diluted income per ADS was RMB2.37 (US$0.33).

For the full year of 2024, basic income per share was RMB3.08 (US$0.42), and diluted income per share was RMB3.06 (US$0.42). For the full year of 2024, basic income per ADS was RMB9.24 (US$1.26), and diluted income per ADS was RMB9.18 (US$1.26).

EBITDA (non-GAAP) for the fourth quarter of 2024 was RMB440 million (US$60 million), representing an increase of 77.2% compared with RMB248 million for the same period of 2023. For the full year of 2024, EBITDA (non-GAAP) was RMB1,739 (US$238 million), representing an increase of 66.8% compared with RMB1,043 million for the full year of 2023.

Adjusted EBITDA (non-GAAP) for the fourth quarter of 2024 was RMB443 million (US$61 million), representing an increase of 76.5% compared with RMB251 million for the same period of 2023. For the full year of 2024, adjusted EBITDA (non-GAAP) was RMB1,772 million (US$243 million), representing an increase of 46.8% compared with RMB1,207 million for the full year of 2023.

Cash flows. Operating cash inflow for the fourth quarter of 2024 was RMB573 million (US$79 million). Investing cash inflow for the fourth quarter of 2024 was RMB320 million (US$44 million). Financing cash outflow for the fourth quarter of 2024 was RMB25 million (US$3.5 million).

For the full year of 2024, operating cash inflow was RMB1,726 million (US$236 million). Investing cash outflow for the full year of 2024 was RMB521 million (US$71 million). Financing cash outflow for the full year of 2024 was RMB427 million (US$58 million).

Cash and cash equivalents and restricted cash. As of December 31, 2024, the Company had a total balance of cash and cash equivalents and restricted cash of RMB3.6 billion (US$496 million).

Debt financing. As of December 31, 2024, the Company had total outstanding borrowings of RMB62 million (US$8.5 million), and the unutilized credit facility available to the Company was RMB490 million.

Outlook

For the full year of 2025, the Company currently expects total net revenues to increase by 25% compared with the full year of 2024.

This outlook is based on current market conditions and the Company’s preliminary estimates, which are subject to changes.

Conference Call

The Company will host a conference call at 7:00 AM U.S. Eastern time on Tuesday, March 25, 2025 (or 7:00 PM Beijing/Hong Kong time on the same day).

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

For participants who wish to join the conference call via telephone, please pre-register using the link provided below. Upon registration, each participant will receive a set of participant dial-in numbers and a personal PIN to join the conference call.

Details for the conference call are as follows:

Event Title: Atour Fourth Quarter and Full Year 2024 Earnings Conference Call
Pre-registration Link: https://register-conf.media-server.com/register/BI523003440c684eb28157a529995ef804

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted net income, which is defined as net income excluding share-based compensation expenses; EBITDA, which is defined as earnings before interest income, interest expense, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

The Company believes that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of the financial performance. Given the significant investments that the Company has made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization comprises a significant portion of the Company’s cost structure. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization attributable to capital expenditures. Adjusted net income and adjusted EBITDA provide meaningful supplemental information regarding the Company’s performance by excluding share-based compensation expenses, as the investors can better understand the Company’s performance and compare business trends among different reporting periods on a consistent basis, excluding share-based compensation expenses, which are not expected to result in cash payment. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. The accompanying tables provide more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The use of these non-GAAP measures has certain limitations, as the excluded items have been and will be incurred, and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the disclosure of the relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies, as these companies may not calculate these measures in the same manner as the Company does.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Piacente Financial Communications

Email: Atour@tpg-ir.com

Tel: +86-10-6508-0677

—Financial Tables and Operational Data Follow—

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB	USD[1]
Assets
Current assets
Cash and cash equivalents	2,840,807	3,618,451	495,726
Short-term investments	751,794	1,266,061	173,450
Accounts receivable	162,101	186,047	25,488
Prepayments and other current assets	251,900	331,632	45,433
Amounts due from related parties	115,900	146,120	20,018
Inventories	119,078	167,436	22,939
Total current assets	4,241,580	5,715,747	783,054
Non-current assets
Restricted cash	946	1,179	162
Contract costs	98,220	119,408	16,359
Property and equipment, net	266,120	213,676	29,273
Operating lease right-of-use assets	1,712,580	1,502,891	205,895
Intangible assets, net	4,247	6,373	873
Goodwill	17,446	17,446	2,390
Other assets	100,939	71,217	9,757
Deferred tax assets	144,947	230,877	31,630
Total non-current assets	2,345,445	2,163,067	296,339
Total assets	6,587,025	7,878,814	1,079,393

Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	295,721	291,002	39,867
Accounts payable	594,545	693,783	95,047
Deferred revenue, current	406,066	453,986	62,196
Salary and welfare payable	189,823	225,687	30,919
Accrued expenses and other payables	684,391	882,009	120,835
Income taxes payable	136,201	221,649	30,366
Short-term borrowings	70,000	60,000	8,220
Amounts due to related parties	1,104	2,101	288
Total current liabilities	2,377,851	2,830,217	387,738
Non-current liabilities
Operating lease liabilities, non-current	1,583,178	1,379,811	189,033
Deferred revenue, non-current	369,455	475,331	65,120
Long-term borrowings, non-current portion	2,000	2,000	274
Other non-current liabilities	194,452	245,568	33,643
Total non-current liabilities	2,149,085	2,102,710	288,070
Total liabilities	4,526,936	4,932,927	675,808

1 Translations of balances in the consolidated financial statements from RMB into US$ for the fourth quarter of 2024 and as of December 31, 2024 are solely for readers’ convenience and were calculated at the rate of US$1.00=RMB 7.2993, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024.

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB	USD[1]
Shareholders’ equity
Class A ordinary shares	244	245	34
Class B ordinary shares	56	56	8
Additional paid in capital	1,555,773	1,608,017	220,297
Retained earnings	507,226	1,346,526	184,473
Accumulated other comprehensive income	4,769	1,386	190
Total equity attributable to shareholders of the Company	2,068,068	2,956,230	405,002
Non-controlling interests	(7,979)	(10,343)	(1,417)
Total shareholders’ equity	2,060,089	2,945,887	403,585
Commitments and contingencies	-	-	-
Total liabilities and shareholders’ equity	6,587,025	7,878,814	1,079,393

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended			Year Ended
	December 31,	December 31,		December 31,	December 31,
	2023	2024		2023	2024
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Revenues:
Manachised hotels	851,216	1,106,451	151,583	2,705,609	4,148,752	568,377
Leased hotels	195,020	164,050	22,475	840,044	701,963	96,169
Retail	412,226	765,169	104,828	971,931	2,198,198	301,152
Others	46,756	48,340	6,623	148,383	199,019	27,265
Net revenues	1,505,218	2,084,010	285,509	4,665,967	7,247,932	992,963
Operating costs and expenses:
Hotel operating costs	(733,208)	(794,039)	(108,783)	(2,240,890)	(3,108,158)	(425,816)
Retail costs	(232,041)	(385,576)	(52,824)	(513,326)	(1,083,709)	(148,468)
Other operating costs	(30,671)	(16,966)	(2,324)	(72,543)	(44,524)	(6,100)
Selling and marketing expenses	(206,913)	(355,112)	(48,650)	(469,595)	(972,863)	(133,282)
General and administrative expenses	(105,434)	(102,470)	(14,038)	(451,470)	(352,590)	(48,305)
Technology and development expenses	(22,300)	(46,644)	(6,390)	(77,288)	(134,017)	(18,360)
Total operating costs and expenses	(1,330,567)	(1,700,807)	(233,009)	(3,825,112)	(5,695,861)	(780,331)
Other operating income, net	39,526	30,701	4,206	83,179	70,231	9,622
Income from operations	214,177	413,904	56,706	924,034	1,622,302	222,254
Interest income	8,757	9,505	1,302	29,569	48,415	6,633
Gain from short-term investments	11,322	14,599	2,000	34,519	48,943	6,705
Interest expense	(679)	(727)	(100)	(5,005)	(3,110)	(426)
Other income (expenses), net	3,418	(2,662)	(365)	(1,024)	2,465	338
Income before income tax	236,995	434,619	59,543	982,093	1,719,015	235,504
Income tax expense	(17,232)	(103,959)	(14,242)	(243,036)	(446,031)	(61,106)
Net income	219,763	330,660	45,301	739,057	1,272,984	174,398
Less: net (loss) income attributable to non-controlling interests	(291)	511	70	1,920	(2,364)	(324)
Net income attributable to the Company	220,054	330,149	45,231	737,137	1,275,348	174,722

Net income	219,763	330,660	45,301	739,057	1,272,984	174,398
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil income taxes	(10,372)	17,731	2,429	15,634	(3,383)	(463)
Other comprehensive (loss) income, net of nil income taxes	(10,372)	17,731	2,429	15,634	(3,383)	(463)
Total comprehensive income	209,391	348,391	47,730	754,691	1,269,601	173,935
Comprehensive (loss) income attributable to non-controlling interests	(291)	511	70	1,920	(2,364)	(324)
Comprehensive income attributable to the Company	209,682	347,880	47,660	752,771	1,271,965	174,259
Net income per ordinary share
—Basic	0.53	0.80	0.11	1.82	3.08	0.42
—Diluted	0.53	0.79	0.11	1.78	3.06	0.42
Weighted average ordinary shares used in calculating net income per ordinary share
—Basic	412,824,955	414,732,181	414,732,181	405,628,647	413,681,482	413,681,482
—Diluted	416,012,830	419,182,770	419,182,770	414,823,302	417,229,238	417,229,238

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended			Year Ended
	December 31,	December 31,		December 31,	December 31,
	2023	2024		2023	2024
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Cash flows from operating activities:
Net cash generated from operating activities	564,038	573,148	78,521	1,988,674	1,725,948	236,454
Cash flows from investing activities:
Payment for purchases of property and equipment	(9,827)	(359)	(49)	(41,724)	(56,238)	(7,705)
Proceeds from disposal of property and equipment	-	2,949	404	670	2,949	404
Payment for purchases of intangible assets	-	(512)	(70)	-	(1,941)	(266)
Payment for purchases of short-term investments	(3,601,000)	(6,430,180)	(880,931)	(9,427,210)	(20,015,100)	(2,742,057)
Proceeds from maturities of short-term investments	3,654,035	6,748,568	924,550	8,867,743	19,549,776	2,678,308
Net cash (used in) generated from investing activities	43,208	320,466	43,904	(600,521)	(520,554)	(71,316)
Cash flows from financing activities:
Proceeds from borrowings	-	40,000	5,480	40,000	60,000	8,220
Repayment of borrowings	-	(70,000)	(9,590)	(141,958)	(70,000)	(9,590)
Proceeds from employee stock option exercises	52,461	4,509	618	105,621	19,453	2,665
Payment for dividends	-	-	-	(150,579)	(436,048)	(59,738)
Net cash (used in) generated from financing activities	52,461	(25,491)	(3,492)	(146,916)	(426,595)	(58,443)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(16,275)	9,398	1,288	10,409	(922)	(126)
Net increase in cash and cash equivalents and restricted cash	643,432	877,521	120,221	1,251,646	777,877	106,569
Cash and cash equivalents and restricted cash at the beginning of the period	2,198,321	2,742,109	375,667	1,590,107	2,841,753	389,319
Cash and cash equivalents and restricted cash at the end of the period	2,841,753	3,619,630	495,888	2,841,753	3,619,630	495,888

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended			Year Ended
	December 31,	December 31,		December 31,	December 31,
	2023	2024		2023	2024
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	219,763	330,660	45,301	739,057	1,272,984	174,398
Share-based compensation expenses, net of tax effect of nil[2]	2,476	2,483	340	163,978	32,792	4,492
Adjusted net income (non-GAAP)	222,239	333,143	45,641	903,035	1,305,776	178,890

	Three Months Ended			Year Ended
	December 31,	December 31,		December 31,	December 31,
	2023	2024		2023	2024
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	219,763	330,660	45,301	739,057	1,272,984	174,398
Interest income	(8,757)	(9,505)	(1,302)	(29,569)	(48,415)	(6,633)
Interest expense	679	727	100	5,005	3,110	426
Income tax expense	17,232	103,959	14,242	243,036	446,031	61,106
Depreciation and amortization	19,422	14,243	1,951	85,021	65,232	8,937
EBITDA (non-GAAP)	248,339	440,084	60,292	1,042,550	1,738,942	238,234
Share-based compensation expenses	2,476	2,483	340	163,978	32,792	4,492
Adjusted EBITDA (non-GAAP)	250,815	442,567	60,632	1,206,528	1,771,734	242,726

2 The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were non-deductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

Key Operating Data

	Number of Hotels			Number of Rooms
	Opened in Q4 2024	Closed in Q4 2024	As of December 31, 2024	As of December 31, 2024
Manachised hotels	110	21	1,593	179,469
Leased hotels	1	4	26	3,715
Total	111	25	1,619	183,184

		As of December 31, 2024
		Properties		Rooms
Brand[3]	Positioning	Manachised	Leased
A.T. House	Luxury	-	1	214
Atour S	Upscale	79	4	11,684
Atour	Upper midscale	1,191	18	138,589
Atour X	Upper midscale	167	3	18,138
Atour Light	Midscale	156	-	14,559
Total		1,593	26	183,184

	All Hotels in Operation
	Three Months Ended December 31, 2023	Three Months Ended September 30, 2024	Three Months Ended December 31, 2024
Occupancy rate[4] (in percentage)
Manachised hotels	78.2%	80.2%	76.9%
Leased hotels	84.5%	85.6%	84.7%
All hotels	78.4%	80.3%	77.0%

ADR[4] (in RMB)
Manachised hotels	432.8	452.1	416.8
Leased hotels	557.9	586.6	551.1
All hotels	437.7	455.8	420.2

RevPAR[4] (in RMB)
Manachised hotels	353.1	375.6	333.2
Leased hotels	495.3	527.4	495.1
All hotels	358.2	379.5	336.9

	All Hotels in Operation
	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2024
Occupancy rate[4] (in percentage)
Manachised hotels	77.6%	77.2%
Leased hotels	83.6%	83.2%
All hotels	77.8%	77.4%

ADR[4] (in RMB)
Manachised hotels	457.8	433.0
Leased hotels	587.2	563.5
All hotels	463.6	436.8

RevPAR[4] (in RMB)
Manachised hotels	370.8	347.3
Leased hotels	517.2	495.0
All hotels	376.8	351.3

	Hotels in Operation for More Than 18 Months in Q4 2024[5]
	Number of hotels		Same-hotel Occupancy[4] (in percentage)		Same-hotel ADR[4] (in RMB)		Same-hotel RevPAR[4] (in RMB)
	Q4 2023	Q4 2024	Q4 2023	Q4 2024	Q4 2023	Q4 2024	Q4 2023	Q4 2024
Manachised hotels	938	938	79.8%	79.0%	436.5	425.7	364.0	349.8
Leased hotels	28	28	85.1%	84.4%	570.4	549.4	509.9	492.7
All hotels	966	966	80.0%	79.2%	441.7	430.2	369.3	354.7

	Hotels in Operation for More Than 18 Months in 2024[5]
	Number of hotels		Same-hotel Occupancy[4] (in percentage)		Same-hotel ADR[4] (in RMB)		Same-hotel RevPAR[4] (in RMB)
	2023	2024	2023	2024	2023	2024	2023	2024
Manachised hotels	968	968	78.2%	78.9%	459.1	439.9	374.9	360.5
Leased hotels	30	30	83.7%	83.1%	588.8	561.5	519.6	492.5
All hotels	998	998	78.4%	79.0%	464.6	444.6	380.6	365.4

3 Effective July 1, 2024, we merged our upscale hotel brand, ZHOTEL, with Atour S as part of our efforts to streamline and optimize our brand portfolio. Consequently, the key information for our Atour S brand in the table includes data for the hotel operated under ZHOTEL up to June 30, 2024.

4 Excludes hotel rooms that were previously requisitioned by the government for quarantine needs in response to the COVID-19 outbreak or otherwise became unavailable due to temporary hotel closures. From the third quarter of 2023, no hotels were requisitioned for quarantine needs. ADR and RevPAR are calculated based on tax-inclusive room rates.

5 For any given period, we define “same-hotel” to be a hotel that has operated for a minimum of 18 calendar months as of the 15th day (inclusive) of any month within that period. The OCC, ADR and RevPAR presented above represent such metrics generated by “same hotels” in the given period, compared to the corresponding metrics generated by these “same hotels” during the same period in 2023.